BIG BEAR DC

Annual Income and Expense Report

January - December 2021

	Total
INCOME	
Business Income	84,040
TOTAL INCOME:	**84,040**
EXPENSES	
Office and Management Expenses	7,703
TOTAL EXPENSES:	**7,703**
NET PROFIT:	**76,337**

2021 Balance Sheet

BIG BEAR DC

12/31/2021

ASSETS	Dec, 21	LIABILITIES & EQUITY	Dec, 21
Current Assets		**LIABILITIES**	
Checking/Savings/Cash		Current Liabilities	
Cash and Banks	42,525	Accounts Payable	0
Total Checking/Savings/Cash	42,525	Long Term Debt	0
		Credit Card	0
		TOTAL LIABILITIES	**0**
		EQUITY	
		Equity	42,525
		TOTAL EQUITY	**42,525**
TOTAL ASSETS	**42,525**	**TOTAL LIABILITIES & EQUITY**	**42,525**

2021 Statement of Cash Flow

BIG BEAR DC

1/1/2021 to 12/31/2021

	TOTAL
OPERATING ACTIVITIES	
Net Earnings	76,337
Additions to Cash	
Decrease in Accounts Receivable	0
Increase in Accounts Payable	0
Subtractions from Cash	
Management Salary & Equity Draw	-33,812
Increase in Inventory	0
Net Cash Provided by Operating Activities	**42,525**
FINANCING ACTIVITIES	
Credit Cards and Loans	0
Total Financing Activities	**0**
NET CASH INCREASE FOR PERIOD	**42,525**
Cash at Beginning of Period	0
CASH AT END OF PERIOD	**42,525**